UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Advance America, Cash Advance Centers, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00739W 10 7

(CUSIP Number)

William M. Webster, IV

135 N. Church Street, Spartanburg, SC 29306

(864) 342-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
00739W 10 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William M. Webster, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,226,693 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 3,226,693 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,226,693 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (the “Amendment”) relates to the statement on Schedule 13D, dated December 23, 2004 (the “Original Statement”), of the Reporting Person relating to the common stock, par value $.01 per share, of Advance America, Cash Advance Centers, Inc. Item 2 and Item 5 of the Original Statement are hereby amended and restated in their entirety as follows:

Item 2.	Identity and Background

This Amendment to the Original Statement is being filed by William M. Webster, IV (“Mr. Webster” or the “Reporting Person”).  Mr. Webster’s principal occupation is Vice Chairman of the board of directors of the Company at the address set forth herein for the Company.  Mr. Webster is a citizen of the United States of America.

During the past five years, Mr. Webster has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Mr. Webster currently beneficially owns directly 3,226,693 shares of Common Stock of the Company, par value $.01 per share (the “Common Stock”), representing approximately 3.9% of the issued and outstanding Common Stock.  The foregoing percentage is based on 82,243,972 shares of Common Stock of the Company outstanding as of November 4, 2005, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

Mr. Webster has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, all 3,226,693 shares of Common Stock covered by this statement, without any shared power to do the same.

On April 1, 2005, Mr. Webster made separate gifts in the aggregate amount of 20,000 shares of Common Stock to seventeen recipients, principally friends and family members.  On June 13, 2005, Mr. Webster made charitable gifts in the aggregate amount of 280,000 shares of Common Stock to two separate educational institutions.  On December 22, 2005, Mr. Webster made two gifts in the aggregate amount of 1,100,000 shares of Common Stock to two separate recipients, including 1,000,000 shares of Common Stock that Mr. Webster granted to his wife and 100,000 shares of Common Stock to an educational institution.  No other transactions in Common Stock were effected during the past 60 days by the Reporting Person.

No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock covered by this statement.
Effective December 22, 2005, Mr. Webster ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006
Date
/s/ William M. Webster, IV
Signature
William M. Webster, IV
Name/Title